Non-Employee Director Compensation Program

CONNECT BIOPHARMA HOLDINGS LIMITED
NON-EMPLOYEE DIRECTOR COMPENSATION PROGRAM

Eligible Directors (as defined below) on the board of directors (the “Board”) of Connect Biopharma Holdings Limited (the “Company”) shall be eligible to receive cash and equity compensation as set forth in this Non-Employee Director Compensation Program (this “Program”). The cash and equity compensation described in this Program shall be paid or be made, as applicable, automatically as set forth herein and without further action of the Board, to each member of the Board who is not an employee of the Company or any of its parents or subsidiaries and who is determined by the Board to be eligible to receive compensation under this Program (each, an “Eligible Director”), unless such Eligible Director declines the receipt of such cash or equity compensation by written notice to the Company. Notwithstanding the foregoing, unless otherwise determined by the Board, any member of the Board who is representing, designated by or affiliated with an investor or a group of investors that owns beneficially 5% or more of outstanding ordinary shares of the Company shall not be an Eligible Director for purposes of this Program.
This Program shall become effective January 1, 2022 (the “Effective Date”), amended as of January 30, 2024, and shall remain in effect until it is further revised or rescinded by further action of the Board. This Program may be amended, modified or terminated by the Board at any time in its sole discretion. No Eligible Director shall have any rights hereunder, except with respect to equity awards granted pursuant to Section 2 of this Program.
1.     Cash Compensation.

a.Annual Retainers. Each Eligible Director shall be eligible to receive an annual cash retainer of $35,000 for service on the Board each calendar year beginning with calendar year 2022, and of $40,000 for service on the Board each calendar year beginning with calendar year 2024.

b.Additional Annual Retainers. An Eligible Director shall be eligible to receive the following additional annual retainers, as applicable:

(i)Lead Independent Director. An Eligible Director serving as Lead Independent Director of the Board shall be eligible to receive an additional annual retainer of $17,500 for such service.

(ii)Audit Committee. An Eligible Director serving as Chairperson of the Audit Committee shall be eligible to receive an additional annual retainer of $15,000 for such service. An Eligible Director serving as a member of the Audit Committee (other than the Chairperson) shall be eligible to receive an additional annual retainer of $7,500 for such service.

(iii)Compensation Committee. An Eligible Director serving as Chairperson of the Compensation Committee shall be eligible to receive an additional annual retainer of

$10,000 for such service. An Eligible Director serving as a member of the Compensation Committee (other than the Chairperson) shall be eligible to receive an additional annual retainer of $7,500 for such service.

(iv)Nominating and Corporate Governance Committee. An Eligible Director serving as Chairperson of the Nominating and Corporate Governance Committee shall be eligible to receive an additional annual retainer of $10,000 for such service. An Eligible Director serving as a member of the Nominating and Corporate Governance Committee (other than the Chairperson) shall be eligible to receive an additional annual retainer of $7,500 for such service.

c.Payment of Retainers. The annual cash retainers described in Sections 1(a) and 1(b) shall be earned on a quarterly basis based on a calendar quarter and shall be paid by the Company in arrears not later than 30 days following the end of each calendar quarter. In the event an Eligible Director does not serve as a director, or in the applicable positions described in Section 1(b), for an entire calendar quarter, the retainer paid to such Eligible Director shall be prorated for the portion of such calendar quarter actually served as a director, or in such position, as applicable.

2.     Equity Compensation.

a.     General. Eligible Directors shall be granted the equity awards described below. The awards described below shall be granted under and shall be subject to the terms and provisions of the Company’s 2021 Stock Incentive Plan or any other applicable Company equity incentive plan then-maintained by the Company (such plan, as may be amended from time to time, the “Equity Plan”) and may be granted subject to the execution and delivery of award agreements, including attached exhibits, in substantially the forms approved by the Board prior to or in connection with such grants. All applicable terms of the Equity Plan apply to this Program as if fully set forth herein, and all grants of equity awards hereby are subject in all respects to the terms of the Equity Plan. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Equity Plan.

b.     Initial Awards. Each Eligible Director who is initially elected or appointed to serve on the Board after the Effective Date shall be granted such equity awards as determined by the Board at the time of such initial election or appointment.

c.     Annual Awards. An Eligible Director who is serving on the Board as of the first trading day of March each calendar year beginning with calendar year 2022 shall be automatically granted on such date a stock option to purchase 21,269 ordinary shares of the Company (an “Annual Award”), and such Annual Awards shall be 26,450 ordinary shares of the Company beginning with calendar year 2024. Each Annual Award shall vest in full on the one-year anniversary of the applicable grant date, subject to continued service through the applicable vesting date. In addition, each Annual Award shall vest upon a Change in Control (as defined in the Equity Plan).

d.Annual Award for Lead Independent Director. An Eligible Director who is serving as Lead Independent Director of the Board as of the first trading day of March each calendar year beginning with calendar year 2022 shall be automatically granted on such date an additional stock option to purchase 7,090 ordinary shares of the Company (a “Lead Independent Director Annual Award”). Each Lead Independent Director Annual Award shall vest in full on the one-year anniversary of the applicable grant date, subject to continued service through the applicable vesting date. In addition, each Lead Independent Director Annual Award shall vest upon a Change in Control (as defined in the Equity Plan).

e.Terms of Awards Granted to Eligible Directors.

(i)Purchase Price. The per share exercise price of each stock option granted to an Eligible Director shall equal the Fair Market Value (as defined in the Equity Plan) of an ordinary share on the date the option is granted.

(ii)Term. The term of each stock option granted to an Eligible Director shall be ten years from the date the option is granted.

3.     Compensation Limits. Notwithstanding anything to the contrary in this Program, all compensation payable under this Program will be subject to any limits on the maximum amount of non-employee Director compensation set forth in the Equity Plan, as in effect from time to time.

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